                        [Letterhead of LOEB & LOEB LLP]


Direct Dial: 212-407-4935
e-mail: fstoller@loeb.com

                                  June 14, 2005

John Reynolds, Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop


Re:   Stone Arcade Acquisition Corporation
      Form S-1 Registration Statement
      File No. 333-124601

Dear Mr. Reynolds:

            On behalf of our client, Stone Arcade Acquisition Corporation, a Delaware corporation (the "Company"), we hereby provide for your review three
(3) copies of Amendment No. 1 to the above-captioned Registration Statement on Form S-1 ("Amendment No. 1"), and five (5) additional copies marked to indicate changes made from the initial filing. Amendment No. 1 responds to the comments set forth in the Staff's letter dated June 7, 2005 (the "Staff's Letter").

            In order to facilitate your review of Amendment No. 1, we have responded, on behalf of the Company, to each of the comments set forth in the Staff's Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff's comments and correspond to the numbered paragraphs in the Staff's Letter. Page numbers refer to the marked copy of Amendment No. 1.

            The Company's responses to the Staff's comments set forth in the Staff's Letter are as follows:

  Comment
  Number                              Response
  ------                              --------
             GENERAL

     1. Prior to effectiveness, the Staff will be provided with NASD confirmation, either in a letter or telephone call, that it has finished its review and has no objections to the underwriting terms and arrangements in this offering.

Securities and Exchange Commission
June 14, 2005
Page 2

  Comment
  Number                              Response
  ------                              --------
     2.      The Prospectus Summary has been expanded to detail the various fees, reimbursements and other cash flows being paid to the existing stockholders and/or officers and directors in this offering.

     3. Disclosure has been added to the Prospectus Summary stating that the funds not held in trust can be used as a down payment or lockup in a proposed business combination and have described how ongoing expenses will be satisfied. In addition, the Prospectus Summary and a risk factor have been expanded to clarify that in the event the Company was ultimately required to forfeit such funds (whether as a result of its breach of the agreement relating to such down payment, lockup or otherwise), the Company may not have a sufficient amount of working capital available outside of the trust account to pay expenses related to finding a suitable business combination, and, without securing additional financing, that the Company would most likely fail to consummate a business combination in the allotted time and would be forced to liquidate.

     4. The Company has added a risk factor stating that it may be more difficult for it to effect a business combination as there are numerous companies with business plans similar to those of the Company that have not yet effected a business combination. On a supplemental basis, attached hereto as Annex A is a chart which provides the information requested by the Staff.

     5. Disclosure has been added to the cover page of the prospectus and to subheadings under "Proposed Business - Effecting a business combination" to clarify that no direct or indirect measures to locate a target business have been taken by the Company, its directors, or any affiliate, attorney, agent or other representative of the Company nor will any such measures be taken prior to the effectiveness of the Registration Statement. On a supplemental basis, please be advised that members of the Company's management have indicated to a number of their contacts during conversations that have occurred in connection with non-Company business and personal dealings, that the Company has filed a registration statement for a "blank check" offering and intends to seek an acquisition after the consummation of the offering. Such contacts have not introduced the Company to any potential target businesses.

             PROSPECTUS COVER PAGE

     6. The cover page of the prospectus has been revised to clarify when separate trading of the common stock and warrants will commence.
             Please note that the representative has made a determination to shorten the period of time in which such separation will take place to the first 20 trading days following the earlier to occur of the expiration of the underwriters' over-allotment option or its exercise in full.

Securities and Exchange Commission
June 14, 2005
Page 3

  Comment
  Number                              Response
  ------                              --------
             PROSPECTUS SUMMARY

     7. In response to this comment, the second sentence of the second paragraph of the Prospectus Summary has been deleted and the promotional language has been removed from the Prospectus Summary and the Proposed Business sections.

     8. The Prospectus Summary has been expanded to substantiate the basis of the disclosure referred to in this comment.

     9. Pursuant to previous conversations with the Staff, all references in Amendment No. 1 to the potential acquisition of a company outside of the paper, packaging, forest products and related industries have been deleted.

    10. The Company respectfully submits that the disclosure contained in the second paragraph of the Prospectus Summary, while repeated later in the document, is material to prospective investors and is perhaps the most integral part of an investor's decision as to whether to invest in the offering.

    11. The paragraph regarding managements' purchase of units in the offering has been deleted from the Prospectus Summary. The disclosure elsewhere in Amendment No. 1 has been expanded to include the minimum and maximum number of units that management plans to purchase in the offering.

    12.      Disclosure in the Prospectus Summary and elsewhere in Amendment No.
             1 has been revised to clarify that the common stock and warrants comprising the units will trade separately within the first 20 trading days following the earlier to occur of the expiration of the underwriters' over-allotment option or its exercise in full.

    13. Disclosure has been expanded to clarify that if the over-allotment option is exercised following the initial filing of the Company's
             Form 8-K with the SEC, an amended Form 8-K will be filed by the Company to provide updated financial information to reflect the exercise of the over-allotment option.

    14.      Disclosure in the Prospectus Summary and elsewhere in Amendment No.
             1 has been revised to reflect the two-step nature of the conversion process.

    15. The Prospectus Summary has been revised to clarify that public stockholders who convert their shares of common stock into their pro rata share of the trust fund will continue to have the right to exercise any warrants they may hold.

Securities and Exchange Commission
June 14, 2005
Page 4

  Comment
  Number                              Response
  ------                              --------
             RISK FACTORS

    16. Disclosure has been added to risk factor 4 ("If third parties bring claims...") and to the section entitled "Proposed Business -
             Liquidation if no business combination" elaborating on the factors the Company would consider when deciding on whether to engage a third party that refuses to execute an agreement with the Company waiving any right, title, interest or claim such third party may have to the funds held in the trust account.

    17.      Risk factor 8 ("Our current officers and directors may resign...")
             has been expanded to identify those members of the management team most likely to remain associated with a target business in some capacity following a business combination and to include a discussion regarding management's potential resignation/retention after a business combination.

    18. While members of the Company's management have no specific amount of time that they must devote to the Company's affairs, their current intention is to devote substantial business time to identifying potential targets and consummating a business combination. Former risk factor 10 has been revised to clarify this intention.

    19. In response to the Staff's comment, the Sarbanes-Oxley risk factor has been deleted.

    20. The percentage ownership of the Company's existing stockholders post-offering has been revised to reflect their minimum intended purchases in the offering. Their percentage ownership after the offering giving effect to both the minimum and maximum intended purchases has also been added to the Principal Stockholders table.
             No effect has been given to the warrant purchase commitment in either section because the warrants are not exercisable until the later of the completion of a business combination or one year from the offering and under Rule 13d-3 of the Securities Exchange Act of 1934 are not included in beneficial ownership.

    21. Disclosure in former risk factor 22 ("Because we have no independent directors...") and elsewhere in Amendment No. 1 has been expanded to state that although management may recoup out-of-pocket expenses and that there is no limit on such expenses, to the extent that such expenses exceed the available proceeds not deposited in the trust fund, such out-of-pocket expenses would not be reimbursed by the Company unless it consummates a business combination.

    22. A new risk factor entitled "We may seek to effect a business combination with an entity that is directly or indirectly affiliated with one or more of our existing

Securities and Exchange Commission
June 14, 2005
Page 5

  Comment
  Number                              Response
  ------                              --------
             stockholders" has been added to Amendment No. 1 in response to this comment.

             USE OF PROCEEDS

    23. The disclosure has been expanded to clarify that the Company expects due diligence of prospective target businesses to be performed by some or all of its officers and directors and may include engaging market research firms and/or third party consultants. As noted in the response to comment 17, management expects to devote substantial business time to the identification of potential targets and consummating a business combination. The
             Company's officers and directors will not receive any compensation for their due diligence of prospective target businesses, but will be reimbursed for any out-of-pocket expenses (such as travel expenses) incurred in connection with such due diligence activities.

    24. Use of Proceeds has been revised to clarify those offering expenses which were paid by funds loaned to the Company and that such loaned funds will be repaid upon consummation of the offering out of those gross proceeds of the offering that are not being placed in the trust account.

             PROPOSED BUSINESS

    25. The disclosure has been expanded to more fully describe the corrugated packaging and container business referenced in Messrs.
             Stone's and Kaplan's non-competition agreements.

    26. Disclosure has been added setting forth the basis of the Company's statement regarding the relative market size of the various industry segments within the paper, packaging, forest products and related industries and its belief that the excluded segment will not have a material effect on the ability to find and consummate a business combination.

    27. The disclosure has been clarified to reflect the fact that the non-compete provisions also prohibit significant stock ownership by Messrs. Stone and Kaplan in a competing business and therefore could not be circumvented by their resignations upon completion of a business combination. Disclosure regarding the future employment of the current members of management with the combined company after the consummation of a business combination has also been added to this section.

    28.      Disclosure has been added to the section "Proposed Business -
             Effecting a business combination - Sources of target businesses" to address how the

Securities and Exchange Commission
June 14, 2005
Page 6

  Comment
  Number                              Response
  ------                              --------
             Company will solicit proposals for potential target businesses and how unsolicited parties may become aware of the Company's search for such potential targets. Disclosure has also been added to state that finders' fees or other compensation to be negotiated at the time may be paid to third parties.

    29. The disclosure has been revised to state that the Company expects any opinion it receives from an independent investment banking firm will be included in the proxy solicitation materials furnished to its stockholders and that such independent investment banking firm will be a consenting expert.

    30. Please note that there are no specific or other search criteria that the Company will employ in its search and identification of potential acquisitions outside of the criteria set forth in Amendment No. 1.

    31. We respectfully submit that the disclosure requested by the Staff does not reflect the manner in which the decision to vote for or against a business combination or whether or not to exercise conversion rights will be made by either the existing stockholders or the public investors. With respect to clauses (i) and (iii), please note that the existing stockholders, all of whom are directors of the Company, are subject to the fiduciary duties imposed on directors by Delaware law. They could not in good faith negotiate the terms of a business combination, present it to the stockholders for approval and "intentionally" vote against it. See our response to comment 32 below.

             With respect to clause (ii), whether or not there will be a disincentive for public stockholders to exercise their conversion rights will depend on a number of factors and an individual stockholder's particular circumstances. For example, the Staff's comment that the amount available from the trust "is virtually certain to be less than the purchase price paid for the unit in the offering" assumes that the investors in the offering are the same stockholders as those voting on the business combination up to two years later. That may not be the case. After separate trading of the unit components commences, stockholders may have a wide range of bases in the securities they hold at the time of a business combination, which may be lower than the monies available in the trust. Furthermore, whether or not a stockholders' basis is lower than the market price at the time of a business combination, a decision by a stockholder (particularly one with significant holdings) will necessitate an analysis of market trends and liquidity issues after a combination. In light of the foregoing, we do not believe the requested disclosure is accurate or meaningful to an investor.

    32. In recognition of their fiduciary duties under Delaware law, the existing stockholders, all of whom are members of management, intend to vote any

Securities and Exchange Commission
June 14, 2005
Page 7

  Comment
  Number                              Response
  ------                              --------
             shares they acquire in the offering or the aftermarket in favor of any business combination proposal they present to the Company's stockholders.

             MANAGEMENT

    33. Mr. Stone's biography has been amended to discuss the time frame during which he has served on McDonald's board. Please note that Mr. Stone recently resigned from Autoliv Inc.'s board and the reference to Autoliv in his biography has been deleted.

    34. Each of Messrs Chapman's, Furer's and Rahman's biography has been revised to include the time frame in which he has been associated with Arcade Partners LLC.

    35. Disclosure has been added to "Management - Executive Compensation" to clarify that it is possible for the Company's current management to receive monetary compensation, either directly or indirectly, from a potential target business after the consummation of a business combination.

    36. The disclosure has been revised to reflect that the Company's efforts to minimize potential conflicts of interest are limited to its management's future associations with companies in the Company's industry focus.

             PRINCIPAL STOCKHOLDERS

    37. The managing underwriter negotiated with the Company to structure the terms of the offering to reflect, among other things, the maximum dilution that public stockholders will accept. Accordingly, the purchase of the warrants from the Company (as opposed to the open market) is not an available option to management. Management's only choice is to purchase units in the offering (in which event they will be purchasing directly from the Company without affecting dilution) or in the open market. The Company's management has chosen to do both.

             CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    38. Please note that the information required by Item 404(d) of Regulation S-K has been included as the last sentence of Principal
             Stockholders."

    39. The words "may not" have been replace with "are" in order to reconcile the statements regarding the directors' lack of independence.

Securities and Exchange Commission
June 14, 2005
Page 8

  Comment
  Number                              Response
  ------                              --------
             DESCRIPTION OF SECURITIES

    40. The disclosure has been clarified and sets forth the limited exceptions under which initial stockholders would be allowed to transfer their shares prior to the expiration of the lockup agreement.

             UNDERWRITING

    41. The disclosure has been revised to reflect that the underwriters may make bids or purchases in order to stabilize the market price so long as such bids do not exceed the maximum price specified in Regulation M.

             FINANCIAL STATEMENTS

    42.      A currently dated consent has been included in Amendment No. 1. The
             Company notes the requirements of Article 3 of Regulation S-X and will update the financial statements if necessary.

             NOTE F - COMMITMENTS

    43.      Note F has been expanded to include all of the material terms of the unit purchase option. The Company has revised the disclosure
             on pages     and F-9 of the prospectus in response to the Staff's
             comments. The Company has considered the guidance in EITF 00-19 and other applicable accounting literature and will account for the underwriter's purchase option (UPO) in a manner similar to the costs of raising capital. The Company has not carved out or separately presented this instrument in its financial statements.
             The Company will account for the exercise of the UPO under the guidelines of APB Opinion No. 25 and EITF 00-23 in its financial statements when and if the proposed offering is consummated and the UPO is exercised.

             NOTE G - FOUNDING STOCKHOLDERS

    44. Footnote G has been revised to remove the response to the footnote being unaudited.

             PART II  EXHIBITS

    45. Section 6.2 provides the underwriters and the Company with the right to terminate the agreement if any member or members of the underwriting syndicate default(s) in its or their obligation to purchase an amount of Firm Units (as defined in the Underwriting
             Agreement) exceeding 10% of the number of Firm Units being offered in the offering, and the Company and/or the managing underwriter is not able to promptly locate a willing replacement underwriter. This default provision does not implicate the "firm commitment" of the underwriting syndicate to purchase the Units (as defined in the Underwriting Agreement) that are offered in the offering. If the agreement is not terminated, the underwriters will be obligated to purchase all of the Firm Units. If the agreement is terminated, the underwriters will not offer any units. In no case do the underwriters have the right under this provision to proceed

Securities and Exchange Commission
June 14, 2005
Page 9

  Comment
  Number                              Response
  ------                              --------
             with the offering and purchase less than all of the Firm Units. As a result, the Company respectfully submits that the
             above-referenced Section 6.2 does not vitiate the firm commitment arrangement disclosed in the prospectus. The Company has been advised by the representative of the underwriters that the provision in Section 6.2 is standard in the representative's firm commitment underwriting agreements. In addition, the Company believes that this provision is standard in the underwriting agreements of other national and regional underwriters. Therefore, the Company does not believe that the presence of Section 6.2 in the underwriting agreement requires any changes to the disclosure in the prospectus.

             CRAINS ARTICLE

    46. Roger Stone has advised that shortly after the registration statement was filed, he received several calls from Bob Tita of Crains, which he refused to take. One evening when his assistant was gone for the day, his phone rang, he answered it and it was Mr.
             Tita. He asked about the filing and Mr. Stone told him he couldn't discuss anything with him because, as the reporter was aware, the Company was in registration. Mr. Stone had a brief discussion with the reporter, during which he reiterated several times that he could not discuss the new company. However, he acknowledges that the quote in the article attributed to him is substantially accurate.

      Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935.

                                    Sincerely,


                                    /s/ Fran M. Stoller
                                    -------------------
                                    Fran M. Stoller
                                    Loeb & Loeb LLP

                                                                         ANNEX A

                            FIRM COMMITMENT OFFERINGS
                            FOR BLANK CHECK COMPANIES
                               AS OF JUNE 14, 2005

                                                                              Status of Offering

                          Securities     SEC File     Date of               Amount          Business
Name                      Act Form       No.          Effectiveness        Escrowed ($)    Combination


Loeb & Loeb LLP:

Great Wall Acquisition    S-1            333-110906   March 17, 2004      $23,161,000     No
Corporation

China Mineral             S-1            333-115999   August 24, 2004     $20,400,000     No
Acquisition Corporation

Star Maritime             S-1            333-125662   -                   -               -
Acquisition Corp.

InterAmerican             S-1            333-125558   -                   -               -
Acquisition Group, Inc.

Morgan Joseph:

Aldabra Acquisition       S-1            333-121610   February 17, 2005   $49,336,000     No
Corp.

Oakmont Acquisition       S-1            333-124621   -                   -               -
Corp.

Coconut Palm              S-1            333-125105   -                   -               -
Acquisition Corp.

Oppenheimer & Co. Inc.:                               -                   -               -

TAC Acquisition Corp.     S-1            333-123382   -                   -               -



Early Bird Capital, Inc:

Millstream Acquisition    S-1            333-105388   August 25, 2003     -               Yes
Corporation

CEA Acquisition           S-1            333-110365   February 12, 2004   $20,745,997     No
Corporation

Chardan China             S-1            333-111970   March 16, 2004      $20,735,328     Proxy Materials
Acquisition Corp.                                                                         submitted to
                                                                                          Shareholders

Tremisis Energy           S-1            333-113583   May 12, 2004        $33,442,528     No
Acquisition Corporation

Arpeggio Acquisition      S-1            333-114816   June 24, 2004       $35,641,108     No
Corporation

Rand Acquisition          S-1            333-117051   October 27, 2004    $23,804,261     No
Corporation

China Unistone            S-1            333-117639   November 18, 2004   $17,622,000     No
Acquisition Corporation

Millstream II             S-1            333-119937   December 17, 2004   $23,736,000     No
Acquisition Corporation




                                       2


Aldabra Acquisition       S-1            333-121610   February 17, 2005   $49,336,000     No
Corporation

Ardent Acquisition        S-1            333-121028   February 24, 2005   $36,222,000     No
Corporation

Terra Nova Acquisition    S-1            333-122439   April 18, 2005      $24,816,000     No
Corporation

KBL Healthcare            S-1            333-122988   April 21, 2005      $42,400,000     No
Acquisition Corp. II

Israel Technology         S-1            333-123331   -                   -               -
Acquisition Corp.

Courtside Acquisition     S-1            333-124380   -                   -               -
Corp.

Chardan China             S-1            333-125016   -                   -               -
Acquisition Corp. II

Chardan China             S-1            333-125018   -                   -               -
Acquisition Corp. III

Coconut Palm              S-1            333-125105   -                   -               -
Acquisition Corp.

Legend Merchant Group:

Mercator Partners         S-1            333-122303   April 11, 2005      $53,429,000     No
Acquisition Corp.

Arpeggio Acquisition      S-1            333-114816   June 24, 2004       $35,916,000     No
Corp.

Coastal Bancshares        S-1            333-118294   February 14, 2005   $28,483,200     No
Acquisition Corp.


Except for their involvement with Stone Arcade Acquisition Corporation ("Stone Arcade"), none of the officers or directors of Stone Arcade, nor any of their affiliates, is involved in any firm commitment offering for a blank check company.


                                       3